Exhibit 6.3

IDHSBC Commercial Banking (CARM 210618) CONFIDENTIAL Creedon Technologies HK Limited 7/F Mayson Commercial Building 28 Connaught Road West Sheung Wan Hong Kong Attn : Mark Creedon Palfreeman Dear Sir/Madam BANKING FACILITIES With reference to our recent discussions, we are pleased to confirm our agreement to renewing the following facilities . The facilities will be made available subject to (a) the specific terms and conditions outlined herein ; (b) the Bank's Terms and Conditions for Facilities ; and (c) the general terms and conditions governing your account(s) with the Bank or (as the case may be) the relationship terms of business . In case of any conflict, the tenns of the Facility Letter shall prevail . Definitions contained in the Bank's Terms and Conditions for Facilities apply to the Facility Letter . The Bank shall have an unrestricted discretion to reduce, cancel or suspend, or determine whether or not to permit drawings in relations to, the facilities . The facilities are subject to review at any time, and also subject to the Bank's overriding right of repayment on demand including the right to call for cash cover on demand for prospective and contingent liabilities . In consideration ofus continuing to make the facilities available to you, we will charge you an annual fee of HKD 30 , 000 . - and such amount shall be debited automatically from the Borrower(s)'s account in August each year after the date of the Facility Letter until the facilities have been cancelled and all sums due or to become due from you under the Facility Letter have been fully paid to the Bank . The Facility Letter shall replace and supersede any previous facility letter issued by the Bank in connection with the facilities and from the date of acceptance by the Borrower(s) of the Facility Letter, all existing liabilities in respect of the facilities of the Borrower(s) and the rights and obligations of the Borrower and the Bank shall be governed by and construed in accordance with the provisions of the Facility Letter . Save as stated otherwise, the terms of the Facility Letter shall continue to apply unless we send you a new, revised or supplemental facility letter . BORROWER(S) 6 September 2021 Creedon Technologies HK Limited The Hongkong and Shanghai Banking Corporation Limited HSBC Main Building, I Queen's Road Central, Hong Kong Tel: (852) 2822 1111 Web : www hsbc.com . hk lnco,pomted in the Hong Kong SAR with limited liability Registered at the Hong Kong Companies Regis/ly No. 263876 [Customer No.848 - 048963) Page I of22

Creedon Technologies HK Limited Page 2 of22 6 September 2021 FACILITIES Previously (I) Combined Limit for the following facilities within which the following sub - limits apply, provided that the aggregate amount outstanding of such facilities shall at no time exceed the stated combined limit : (a) Post - Shipment Buyer Loans (I) (Maximum tenor 120 days from January to 30 June in each year [previously from 1 December to 30 June in each year]) (Maximum tenor 150 days from July to 31 December in each year [previously from 1 July to 30 November in each year]) Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected . (b) Guarantee Line Notwithstanding the limit set out above, the aggregate outstanding of utility Guarantees which will be issued shall at no time exceed HKD 7 , 000 , 000 . - HKD73,500,000. [Note I] HKD73,500,000. [Note I] HKD7,000,000. - (c) Post - Shipment Buyer Loans (II) (Maximum tenor 120 days from January to 30 June in each year [previously from 1 December to 30 June in each year]) HKDS,000,000. (Maximum tenor 150 days from I July to 31 December in each year [previously from I July to 30 November in each year]) Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected . (d) Pre - shipment Buyer Loans (PNP Loans) (Maximum tenor 90 days) HKD15,000,000. HKD53,500,000. [Note 2] HKD53,500,000. [Note 2] HKD7,000,000. - HKDS,000,000. - HKD15,000,000. -

Creedon Technologies HK Limited 6 September 2021

FACILITIES		**Previously**
(2) Universal Life Insurance (ULI) Loan (NC No. 848-017612-240) The principal of the loan will continue to be repayable by 23 equal monthly instalments of USD22,5 l 9.- plus a final instalment of USD22,55 l .- to the debit of the Borrower(s)'s account. Notwithstanding the foregoing, the Bank's ability to demand repayment at any time shall not be affected by the payment schedule as described.	USD540,488.-	USD540,488.-

[Note I]: The facility limit would be available according to the following schedule:

January every year: HKD62,000,000.-

February to June every year: HKD46,000,000.

July to December every year: HKD73,500,000.-

[Note 2]: The facility limit would be available according to the following schedule:

January every year: HKD49,625,000.-

February to June every year: HKD38,000,000.

July to December every year: HKD53,500,000.-

SECURITY AND OTHER DOCUMENTATION

The Bank will continue to hold the following security document(s) and other document(s):

I. An Assignment of Life Insurance dated 15 September 2016 granted by Creedon Technologies HK Limited in respect of the HSBC Jade Global Generations Universal Life Insurance Plan.

2. An Assignment of Life Insurance dated 23 September 2020 granted by Creedon Technologies HK Limited in respect of the HSBC Jade Global Generations Universal Life Insurance Plan.

3. A Guarantee (Limited Amount) dated 13 March 2012 limited to HKDI I 0,000.- plus default interest and other costs and expenses as further set out in the guarantee from Palfreeman Mark Creedon incorporating in the Business Card Programme - Amendment Request Form.

4. A Guarantee (Unlimited Amount) dated 31 May 2013 from Palfreeman Mark Creedon (Business Card Programme Amendment Request Form).

5. A Guarantee (Unlimited Amount) dated 22 September 2015 from Creedon Technologies HK Limited, Creedon Technologies Limited and Creedon Technologies USA LLC.

6. A Guarantee (Unlimited Amount) dated 2 September 2016 from Nixplay *[Formerly known as Creedon Technologies Holding Limited]*.

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Creedon Technologies HK Limited Page 4 of22 6 September 2021 7. A Guarantee (Limited Amount) dated 10 August 2017 limited to HKD 53 , 500 , 000 . - plus default interest and other costs and expenses as further set out in the guarantee from Palfreeman Mark Creedon . 8. A Guarantee (Limited Amount) dated 15 July 2020 limited to HKD 7 , 000 , 000 . - plus default interest and other costs and expenses as further set out in the guarantee from Pal freeman Mark Creedon . 9. A Subordination Agreement from Creedon Technologies HK Limited as the borrower and Nixplay as the Subordinated Lender(s) dated 23 October 2015 . The Bank will require to hold the following security document(s) and other document(s) in form and substance satisfactory to the Bank: 10. A Charge over Securities and Deposits (Limited Amount to HKD 2 , 500 , 000 . - ) granted by the Borrower(s) . The Bank has sole discretion to determine whether and to what extent any charged securities granted in favour of the Bank shall be relied upon when it sets or reviews the limit for the facilities . For the avoidance of doubt, the Bank is not obliged to take into account the value of any charged securities when deciding the limit of the facilities . "Securities" means (i) all stocks, shares, securities, debentures, bonds, notes, options, warrants, funds, unit trusts, certificates of deposit, money market instruments, other equity, debt and financial instruments of any kind, (ii) all dividends, interest, distributions and other moneys derived therefrom and (iii) all accretions, allotments, and other benefits accruing or arising in respect thereof . Certain capital in nature instruments such as bonds issued by HSBC and its subsidiaries are excluded from the scope of charged securities . A charge over the Borrower(s)'s deposit(s) for HKD 2 , 500 , 000 . - or its equivalent in other foreign currencies placed with the Bank . In the event of the value of the foreign currency deposit charged to the Bank falling below the required level and upon the Bank's request, the Borrower(s) should immediately pledge to the Bank additional security acceptable to the Bank to bring the value back to the threshold . We attach our standard "Charge over Securities and Deposits (Limited Amount) . " Please arrange to sign and return to us the document(s), together with the supporting board resolution(s) . This "Charge over Securities and Deposits (Limited Amount)" needs to be registered with the Companies Registry . Please sign and return the "Charge over Securities and Deposits (Limited Amount)" within 5 business days of execution . The related registration fee (currently HKD 340 . per document) will be charged to the debit of the Borrower(s)'s account . 11. A Guarantee (Limited Amount) limited to HKD 20 , 000 , 000 . - plus default interest and other costs and expenses as further set out in the guarantee from Palfreeman Mark Creedon .

Creedon Technologies HK Limited Page 5 of22 6 September 2021 FURTHER NOTES Without prejudicing or affecting the Bank's right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to the Borrower(s) at any time or detennine whether or not to pennit drawings in relation to the facilities, the Borrower(s) will, as the case may be : - 1) give the undertakings set out in the Schedule of Further Notes which will remain in full force until the facilities have been repaid in full; and/or 2) make the representations and warranties set out in the Schedule of Further Notes which will be deemed repeated daily until the facilities have been repaid in full; and/or 3) agree to the further conditions as set out in the Schedule of Further Notes.

Creedon Technologies HK Limited 6 September 2021

SCHEDULE OF FACILITI ES

POST-SHIPMENT BUYER LOANS (I)

DETAILS

I. A Post-shipment Buyer Loans may be granted to the Borrower(s)'s suppliers for a period up to the maximum tenor as stipulated under the heading "Facilities" (less any usance/credit periods granted by the Borrower(s)'s suppliers), on the conditions that:

(i) the Bank receives an undertaking that the purchase of goods is a genuine trade transaction and that no other financing has been or will be requested or obtained from the Bank or any other financial institution against the suppliers' invoices financed by the Bank,

(ii) the Bank receives the original or certified true copy of the pro-forma invoice, the accepted purchase order or such other document acceptable to the Bank, and which clearly stipulates the advance payment terms,

(iii) the Bank receives written instruction from the Borrower to remit payment directly to the suppliers,

(iv) the Bank receives and the relevant transport documents acceptable to the Bank, which are marked with the relevant Pre-Shipment Buyer Loan Reference Number (Not applicable if the underlying trade related to services or intangible goods) and

(v) the aggregate outstanding amount outstanding is within the above specific limits.

2. The Bank will settle the invoices direct on the respective due dates and the proceeds will be remitted or credited directly to the suppliers' accounts. Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected.

3. Drawdown conditions:

(I) No prior drawdown of PNP Loans:

a) Finance I 00% of invoice amount against providing the copy of invoice and transport documents countersigned by authorized signatory (e.g. Bill of Lading). If finance amount including advance payment/ deposit, additionally request to submit Telegraphic Transfer payment proof (e.g. Telegraphic Transfer advice showing settle the advance payment by the Borrower(s) to supplier).

b) Refer to the payment instruction (proportion of the advance payment and balance payment) which showing on the invoice. The balance payments will directly pay to suppliers' accounts and the advance payment proceeds will be credited to the Borrower(s)'s account.

c) Allow funds to be credited to third party named Hong Kong Electron International Trading Co Ltd, which is the Hong Kong entity for the approved supplier named as Shenzhen Electron Technology Co., Ltd.

(2) With prior drawdown of PNP Loans:

a) Finance I 00% of invoice amount (PNP amount + balance amount). Balance amount will directly pay to supplier's account.

b) Drawdown against providing the copy of invoice and transport documents countersigned by authorized signatory (e.g. Bill of Lading).

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Creedon Technologies HK Limited Page 7 of22 6 September 2021 c) Allow funds to be credited to third party named Hong Kong Electron International Trading Co Ltd, which is the Hong Kong entity for the approved supplier named as Shenzhen Electron Technology Co . , Ltd . 4. Combined tenor of PNP Loans and Post - shipment Buyer Loans (I) should not exceed 210 days. COMMISSION/ FEES Commission in lieu of exchange (to be charged if bills/loans are settled without foreign currency conversion with HSBC) and Import Bills for Collection Handling Commission will continue to be charged as follows : - For the first USDS0,000. - or its equivalent - Balance in excess ofUSDS0,000. - or its equivalent 0.25% 0 . 125% PRICING For drawings in HKD Interest will continue to be charged at the Bank's HKD Best Lending Rate (BLR) + 1.75% p.a. "Best Lending Rate" or "BLR" means a rate to be determined by the Bank from time to time and published at www . hsbc . com . hk or is available upon request . For drawings in USD Interest will continue to be charged at London Interbank Offered Rate (LIBOR) + 4% p.a. For details of benchmark interest rates, please refer to the attached Appendix. I GUARANTEE LINE DETAILS This facility is given subject to the Bank's approval of the obligation, terms, conditions and validity of each guarantee which the Borrower(s) may request the Bank to issue thereunder . Issue Advance Payment Bond (APB) Conditions : - [New] • This APB will only be issued when the contract has been awarded . • Validity is approximated I to12 months. • Value of the ABP is approximated 50 - 100% of contract value. COMMISSION/ FEES Commission on the guarantee facilities will continue to be charged at 2 % p . a . flat or at minimum charge of 1 % per 6 months or at HKD 2 , 500 . - (whichever is higher) on the amount of each guarantee to be issued which is subject to change at the Bank's discretion . Please note that the full amount of the commission will be payable in advance on a yearly basis to the debit of the Borrower(s)'s account notwithstanding the subsequent return or cancellation of any guarantee issued prior to its expiry .

Creedon Technologies HK Limited 6 September 2021

POST-SHIPMENT BUYER LOANS (II)

DETAILS

1. A Post-shipment Buyer Loans may be granted to the Borrower(s)'s suppliers for a period up to the maximum tenor as stipulated under the heading "Facilities" (less any usance/credit periods granted by the Borrower(s)'s suppliers), on the conditions that:

   (i) the Bank receives an undertaking that the purchase of services/ intangible goods is a genuine trade transaction and that no other financing has been or will be requested or obtained from the Bank or any other financial institution against the suppliers' invoices financed by the Bank,
   (ii) the Bank receives the original or certified true copy of the pro-fonna invoice, the accepted purchase order or such other document acceptable to the Bank, and which clearly stipulates the advance payment terms,
   (iii) the Bank receives written instruction from the Borrower to remit payment directly to the suppliers,
   (iv) the Bank receives and the relevant transport documents acceptable to the Bank, which are marked with the relevant Pre-Shipment Buyer Loan Reference Number (Not applicable if the underlying trade related to services or intangible goods) and
   (v) the aggregate outstanding amount outstanding is within the above specific limits.

2. The Bank will settle the invoices direct on the respective due dates and the proceeds will be remitted or credited directly to the suppliers' accounts. Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected.

3. Advertising/ Marketing expense under the Borrower(s).

4. Invoices/Monthly statement/Debit notes/demand notice under account name ofNixplay, Nix Digital, Nixplay International, Nixplay B2C, Nixplay B2C DE and Nixplay & Nix issued by service provider.

5. Funds to be credited directly to service provider account. Funding is allowed to be credited to self account if payment proof/official receipt is provided.

6. Transport document is waived.

COMMISSION / FEES

Commission in lieu of exchange (to be charged if bills/loans are settled without foreign currency conversion with HSBC) and Import Bills for Collection Handling Commission will continue to be charged as follows:

- For the first USD50,000.- or its equivalent	0.25%
- Balance in excess ofUSDS0,000.- or its equivalent	0.125%

PRICING

For drawings in HKD

Interest will continue to be charged at the Bank's HKD Best Lending Rate (BLR) + 1.75% p.a.

"Best Lending Rate" or "BLR" means a rate to be determined by the Bank from time to time and published at www.hsbc.com.hk or is available upon request.

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Creedon Technologies HK Limited 6 September 2021

For drawings in USO

Interest will continue to be charged at London Interbank Offered Rate (LIBOR) + 4% p.a.

For details of benchmark interest rates, please refer to the attached Appendix.

PRE-SHIPMENT BUYER LOAN (APPLICABLE TO ALL SUPPLIERS)

TERMS

I. PNP Loans may be drawn to pay the Borrower(s)'s suppliers for up to the maximum tenor as stipulated above (but not more than any usance/credit periods granted by the Borrower(s)'s suppliers) on the conditions that:

(i) the transactions are supported by copy of invoice(s)/pro-forma invoice(s) certified as true by the Borrower(s) ; and
(ii) the aggregate outstanding PNP Loans are within the above limit.

2. Proceeds of the PNP Loans will be remitted or credited directly to the suppliers' accounts in accordance with the instructions given by the Borrower(s) or disposed as otherwise agreed by the Bank.

3. Unless the Bank has exercised its overriding right to demand repayment at any time, each PNP Loan shall be repaid on the last day of the tenor together interest.

4. Drawdown will be against purchase order/ proforma invoice.

5. Combined tenor of PNP Loans and Post-shipment Buyer Loans (I) should not exceed 2 IO days.

COMMISSION / FEES

Commission in lieu of exchange (to be charged if bills/loans are settled without foreign currency conversion with HSBC) and Import Bills for Collection Handling Commission will continue to be charged as follows:

- For the first USDS0,000.- or its equivalent	0.25%
- Balance in excess ofUSDS0,000.- or its equivalent	0.125%

PRICING

For drawings in HKD

Interest will continue to be charged at the Bank's HKD Best Lending Rate (BLR) + 1.75% p.a.

"Best Lending Rate" or "BLR" means a rate to be determined by the Bank from time to time and published at www.hsbc.com.hk or is available upon request.

For drawings in USD

Interest will continue to be charged at London Interbank Offered Rate (LIBOR) + 4% p.a.

For details of benchmark interest rates, please refer to the attached Appendix.

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Creedon Technologies HK Limited Page 10 of22 6 September 2021 UNIVERSAL LIFE INSURANCE Conditions for Utilisation Subject always to the Bank's right to suspend, withdraw or make demand for repayment in respect of the whole or any part of the facilities made available to the Borrower(s) at any time and determine whether or not to permit drawings in relation to the facilities : Unless otherwise agreed by the Bank, 2 business days advance notice of drawdown I rollover is to be given to the Bank . The reference to "business day" means a day, other than a Saturday, Sunday or public holiday, on which banks are open for general business in London and Hong Kong . 2 Each drawdown / rollover to be for periods (interest period) of l month subject always to availability of matching funds in the market. 3 At the end of an interest period, the amount drawn may be rolled - over either in one or two or more amounts for a further period of I month, subject always to availability of matching funds in the market . 4 With the Bank's prior approval in writing, the Borrower(s) may, during an interest period, prepay a loan (in whole but not in part) by serving the Bank 48 hours' advance notice in writing, subject to payment of any break cost (i . e . the difference between the return the Bank would have received had the loan run to maturity and the return the Bank is able to obtain by the placing of the funds repaid for the remainder of the period in the market) . 5 Amounts repaid or prepaid will not be available for redrawing and will be applied to repayment of the total amount outstanding in inverse order of maturity . 6 The Bank reserves the right to renegotiate the LIBOR interest spreads should any event occur which changes the basis on which LIBOR interest margins are presently calculated. 7 Please note that the Bank's Loans Section is responsible for the administration of LlBOR facilities . For rate quotations and other day to day administrative matters, please contact Ms Emily Ng on telephone number 2288 2534 . PRICING Interest will continue to be charged at I month London Interbank Offered Rate (LIBOR) + I% p.a. For details of benchmark interest rates, please refer to the attached Appendix. If any crediting interest rate or similar amount is payable under the Policy, you should note that such crediting interest rate may not be enough to cover interest payable by you to the Bank under the Facility Letter . You should also note that in case of cancellation ofthe Policy, the above interest is still payable by you to the Bank during the cooling - off period for the cancellation of the Policy .

Creedon Technologies HK Limited Page 11 of22 6 September 2021 SCHEDULE OF FURTHER NOTES This schedule sets out the further points to note for the Borrower(s). The Borrower(s)'s compliance or otherwise with the following condition(s) precedent, representations, warranties, undertakings or further conditions (as the case may be) will not in any way prejudice or affect the Bank's right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to the Borrower(s) at any time or determine whether or not to permit drawings in relation to the facilities . By signing the Facility Letter, the Borrower(s) expressly acknowledge that the Bank may suspend, withdraw or make demand for repayment of the whole or any part of the facilities at any time or determine whether or not to permit drawings in relation to the facilities, notwithstanding the fact that the following conditions precedent, representations, warranties, undertakings and further conditions (as the case may be) are included in the Facility Letter and whether or not the Borrower(s) has complied with any of them . Representation and Warranties I . None of the Borrower(s), any of its subsidiaries, any director or officer or any employee, agent, or affiliate of the Borrower or any of its subsidiaries is an individual or entity ("Person") that is, or is owned or controlled by Persons that are, (i) the subject of any sanctions administered or enforced by the US Department of the Treasury's Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury, or the Hong Kong Monetary Authority (collectively, "Sanctions"), or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation, the Crimea region, Cuba, Iran, North Korea and Syria . 2 . The Borrower(s) represents that the Borrower's request for the facility(ies) stated in the Facility Letter was not referred to the Bank by any intermediary . The Borrower(s) understands that the Bank does not appoint any third party to handle credit applications from small and medium - sized enterprises . Undertakings I . The Borrower(s) will promptly provide to the Bank any financial or other information that the Bank may, from time to time, reasonably request for the purposes of understanding such Borrower's financial position, business and operations and assessing such Borrower's ability to meet its obligations and liabilities under the Facility Letter . 2. No dividends to be declared without prior consent. 3. To maintain minimum Adjusted Tangible Net Worth ofHKD35,000,000. - . 4. Management accounts is to be provided on a quarterly basis. 5. Notification to be declared prior to any change of ownership. 6. Maintain minimum 50% operating account from buyers through HSBC USA account. 7. Minimum of 80 % of the sales proceeds for Creedon US and Creedon UK should be channeled through the HSBC account in HSBC USA and HSBC UK with automatic routing to our Bank . [New)

Creedon Technologies HK Limited Page 12 of22 6 September 2021 8. In respect of the Universal Life Insurance (ULI) Loan, Borrower(s) undertake to : (a) deliver to the Bank a copy of the latest annual report provided by the issuer of the Policy as soon as the same becomes available ; and "Policy" means Policy No . 28028394 - 50 issued by HSBC Life (International) Limited with Creedon Technologies HK Limited as Policy Owner and Palfreeman Mark Creedon as Insured . (b) from time to time on the request of the Bank, furnish the Bank with such information (such as surrender value) about the Policy as the Bank may reasonably require . (c) ensure that the loan to security value ratio (LTV) in respect of the ULI facility made available to the Borrower(s) is maintained below 90 % at all times . In the event that the LTV exceeds 90% , the Borrower(s) must provide additional security and/or repay such part of the loan outstanding so as to ensure that the aforementioned LTV is maintained . Any additional security and/or repayment of loan must be provided/effected within 30 days in accordance with any notice or call which may be made by the Bank from time to time . 8. Sanctions : The Borrower(s) will not, directly or indirectly, use the proceeds of the facilities set out in the Facility Letter, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the facilities, whether as lender, underwriter, advisor, investor or otherwise) . I 0 . Anti - bribery and corruption : None of the Borrower(s), nor to the knowledge of the Borrower(s), any director, officer, agent, employee, affiliate or other person acting on behalf of the Borrower(s) or any of its/their subsidiaries is aware ofor has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti - bribery law, including but not limited to, the United Kingdom Bribery Act 2010 (the "UK Bribery Act") and the U . S . Foreign Corrupt Practices Act of 1977 (the "FCPA") . Furthermore, the Borrower(s) and, to the knowledge of the Borrower(s), its/their affiliates have conducted their businesses i n compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith . No part of the proceeds of the facilities set out i n the Facility Letter will be used, directly or indirectly, for any payments that could constitute a violation of any applicable anti - bribery law . Definitions of ratios/figures "Adjusted Tangible Net Worth"= Tangible Net Worth+ Due to Shareholders & Directors & Related Companies - Quasi Capital + Other Adjustments to Tangible Net Worth - Due from Shareholders & Directors - Due from Group & Related Companies . "Tangible Net Worth" means the aggregate of : - • the amount paid up on the issued share capital (other than any redeemable share capital) of the Borrower(s) ; and • the capital and revenue reserves (including but not limited to the share premium account, revaluation and retained profits or losses) ; but after deducting from such sum : -

Creedon Technologies HK Limited Page 13 of22 6 September 2021 • • goodwill and all other intangible assets ; • all minority interests in subsidiaries; • all amounts set aside for tax; • any dividend or other distribution declared/recommended; • the excess of the book value to the market value of the listed investments; and • any amount standing to the debit of the Borrower(s)'s capital and reserves (including profit and loss account); any amount due from the shareholders, directors, and/or related companies. "Dividend Payments" means the aggregate of final and interim dividend and other distribution declared, recommended or made . The above ratios/figures will be detennined by reference to the latest audited or management accounts or the financial statements provided by the Borrower(s) from time to time . The Bank will calculate the ratios/figures in accordance with the accounting principles, standards and practices on which the preparation of the audited accounts of the Borrower(s) was/ were based and in accordance with the latest Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants . Any calculation made by the Bank will be conclusive . Further Conditions Compliance activity : The Bank and other members of the HSBC Group are required to act in accordance with the laws and regulations and comply with requests of public and regulatory authorities operating in various jurisdictions which relate to, amongst other things : (i) the prevention of money laundering, terrorist financing, corruption, tax evasion and the provision of financial and other services to any persons or entities which may be subject to economic or trade sanctions ; or (ii) the investigation or prosecution of, or the enforcement against, any person for an offence against any laws or regulations . The Bank may take, and may instruct members of the HSBC Group to take, any action which the Bank in its sole and absolute discretion considers appropriate to prevent or investigate crime or the potential breach of sanctions regimes or to act in accordance with relevant laws, regulations, sanctions regimes, international guidance, relevant HSBC Group procedures and/or the direction of any public, regulatory or industry body relevant to any member of the HSBC Group . This includes the interception and investigation of any payment, communication or instruction, and the making of further enquiries as to whether a person or entity is subject to any sanctions regime ("Compliance Activity") . Neither the Bank nor any member of the HSBC Group will be liable to the Borrower(s) in respect of any loss (whether direct, consequential or loss of profit, data or interest) or delay, suffered or incurred by any party, caused in whole or in part by (i) actions taken, or delays or failure in performing any obligations under the Facility Letter by the Bank, or (ii) any steps taken by the Bank or any member of the HSBC Group, pursuant to Compliance Activity . "HSBC Group" means HSBC Holdings pie, its subsidiaries, related bodies corporate, associated entities and undertakings and any of their branches and member or office of the HSBC Group shall be construed accordingly .

Creedon Technologies HK Limited 6 September 2021

APPENDIX: DETAILS OF BENCHMARK RATES

Oencbmark	**Applicable 0,urre cy**	**Ddlnlfion of:Ben hmt11k**
London Interbank Offered Rate {LIBOR) •end [1]	USO	**"LIBOR"** means, in relation to any advance, the applicable Screen Rate at or around 11:00 am London time two Business Days (or such other time or day as determined by the Bank if the market practice differs) before the proposed date of advance and, if any such rate is below zero, LIBOR will be deemed to be zero. **"Business Day"** means a day other than a Saturday or Sunday on which banks are open for general business in London. **"Screen Rate"** means the Relevant Administrator's Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen provided that (a) ifin the Bank's sole determination its funding cost is in excess of LIBOR, the Bank may specify the cost of funding any facility or financial arrangement; or (b) if the screen page is replaced, not available or such service ceases to be available, the Bank may specify another page or service displaying the appropriate rate. **"Relevant Administrator"** means ICE Benchmark Administration Limited or any other person to whom the administrator function of the LIBOR fixing process is transferred from time to time.

Note:

1 Interpolated rates, which refers to rate calculated using linear interpolation method as recommended by the International Swaps and Derivatives Association (ISDA) for a situation where there is no current quote available for below maturities:-

LIBOR: 2 weeks, 4 months, 5 months, 7 months, 8 months, 9 months, 10 months and 11 months

- For tenors where fixing is not published by the relevant administrator and the interpolated rate does not apply, the benchmark rate shall be the rate as specified by the Bank in its sole discretion as its cost of funding the relevant facility or financial arrangement.

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Creedon Technologies HK Limited Page 15 of22 6 S e ptember 2021 TERMS AND CONDITIONS FOR FACILITIES I. Interpretation These terms and conditions are applicable to banking/credit facilities made available by The Hongkong and Shanghai Banking Corporation Limited (the "Bank", "HSBC" or "we", which expression shall include its successors and assigns) to the Borrower(s) and shall be read in conjunction with the facility letter, as may be amended from time to time, applicable to the Borrower(s) (together, the "Facility Letter") . 2. Accrual of Interest & Other Sums All interest and any other amount accruing under the Facility Letter will accrue daily and in each case is calculated on the basis of the actual numbers of days elapsed and a year of 360 days or 365 days, depending on the market practice for the currency (and as may be adjusted in case of a leap year) . Notwithstanding any other provision in the Facility Letter, any interest or other amount accruing under the Facility Letter shall be payable on demand . 3. Availability and Utilisation With respect to trade facilities, documents presented to the Bank for drawings must reflect and relate to a genuine transaction . Where documents presented are not in the original form, copies of such documents presented must strictly conform to the original . Please note that drawings without an underlying transaction, or presentation of forged or fraudulent documentation can render companies and/or persons involved liable to prosecution . The Bank may, at its sole and absolute discretion, refuse to allow drawings under a facility if : (a) the drawee is considered to be unacceptable to the Bank, or (b) the drawee is not on the Bank's approved list, or (c) the transaction in question does not meet the Bank's operational requirements in respect of the facilities . 4. Default Interest Interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's tariff book which is accessible at htt]s : // www . business . hsbc . com . hk/tariffs . The Bank will provide the Borrower or such relevant guarantor and/or security provider with a hard copy of the tariff book upon request . Interest at the applicable rate will be payable monthly in arrears to the debit of the Borrower(s)'s current account . 5. Payment (a) All payments shall be made by the Borrower(s), the guarantor(s) and/or the security provider(s) to the Bank without set - off, counterclaim, withholding or condition of any kind . If the Borrower(s), the guarantor(s) or such security provider (where applicable) is compelled by law to make such withholding, the sum payable shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no withholding .

Creedon Technologies HK Limited Page 16 of22 6 September 2021 (b) You shall indemnify us against, and pay to us an amount equal to, any loss, liability or cost which we determine will be or has been (directly or indirectly) suffered for or on account of Tax in connection with the Facility Letter, our services or our transactions with you or in respect of your account, together with any interest, penalty, cost or expense incurred in connection therewith . "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) . 6. Security and Disclosure 1. The Bank shall proceed to register (where applicable) in Hong Kong, security provided to the Bank in connection with facilities made available to the Borrower(s) or at the request of the Borrower(s) . The costs and expenses, if any, will be charged to the account of the Borrower(s) . Where the security provided to the Bank requires registration or filing outside Hong Kong, the Borrower undertakes that it shall, and where applicable, shall procure that such registration or filing of security is attended to and completed in a timely way so as to preserve the security interest of the Bank . The Bank shall be entitled to demand that evidence of such filing and/or registration be provided to it . All costs in connection with the aforesaid overseas filing and/or registration (as the case may be) shall be for the account of the Borrower(s) . 2. By accepting the Facility Letter, the Borrower(s) is deemed to have consented to the Bank providing a copy of the Facility Letter, related security documents, the Borrower's latest statement of account, related documents evidencing the obligations to be guaranteed or secured by a guarantor or third party security provider, information on the outstanding liabilities (whether actual or contingent) or such other information to (a) a guarantor or third party security provider, such guarantor or third party security provider's solicitors and other professional advisers ; and (b) whom the bank assigns or transfers (or may potentially assign or transfer) all or part of its rights and obligations under the Facility Letter . 3. Without prejudicing the rights of the Bank under other agreements with the Borrower(s), the Bank is entitled to provide any information relating to any of the account(s) of the Borrower(s) held with the Bank and any facilities which the Bank may provide to the Borrower(s) from time to time or the conduct of such account and/or facilities and/or other information concerning the Borrower(s) relationship with the Bank to any other company or office which belongs to or is part of the HSBC Group . 4. The Bank shall be entitled to have solicitors of its choice appointed to prepare the necessary documentation relating to the Facility Letter and/or the security to be provided . All their charges and disbursements incurred in this respect will be for the Borrower(s)'s account . Any filing fees and fees incurred in obtaining a legal opinion will also be for Borrower(s)'s account . - 6.5 If the Bank is satisfied that all liabilities owed by the Borrower(s) to the Bank have been irrevocably the Bank's right to retain any guarantee or security provided to it for such period as the Bank - paid in full and that all facilities which might give rise to such liabilities have terminated, subject to considers (in its sole discretion) necessary, the Bank may, at the request and cost of the Borrower(s) or the relevant guarantor and/or security provider, release, reassign or discharge (as appropriate) such guarantee or security . (;, 0 0 N t.i.

6 September 2021 Page 17 of22 Creedon Technologies HK Limited 7. Costs and Expenses 1. The Borrower(s) shall promptly on demand pay the Bank the amount of all costs and expenses (including legal fees), stamp duties, taxes, other charges and registration costs incurred by the Bank in connection with the negotiation, preparation and execution of the Facility Letter, security document(s) and/or any documentation relating to the facilities . 2. If the Borrower(s) requests an amendment, waiver or consent, the Borrower(s) shall, within three business days of demand, reimburse the Bank for the amount of all costs and expenses (including legal fees) incurred by the Bank in responding to, evaluating, negotiating or complying with that request or amendment . 3. The Borrower(s) shall, within three business days of demand, pay to the Bank the amount of all costs and expenses (including legal fees), stamp duties, taxes, other charges and registration costs incurred by the Bank in connection with the enforcement of, or the preservation of any rights under the Facility Letter, security document(s) and/or any documentation relating to the facilities . 4. If the effect of or a change in any law or regulation is to increase the cost to the Bank of advancing, maintaining or funding the facility(ies) or to reduce the effective return to the Bank, the Bank may require payment on demand of such amounts as the Bank consider necessary as compensation therefor . 8. Indemnity 1. Any amount received or recovered by the Bank in respect of any sum expressed to be due to the Bank from the Borrower in a currency other than the currency of denomination in which payment is due (the "Intended Currency") shall only constitute a discharge to it to the extent of the amount in the Intended Currency which the Bank is able, in accordance with its usual practice, to purchase with the amount so received or recovered in such other currency on the date of that receipt . 2. The Borrower(s) shall pay and, within three business days of demand, indemnify the Bank against any cost, loss or liability that the Bank incurs in relation to or as a result of : (a) a failure by the Borrower(s) to pay any amount due under the Facility Letter on its due date; or (b) if the Facility Letter allows prepayment, such loan not being prepaid in accordance with a notice of prepayment given by the Borrower. 9. Assignment The Bank may assign its rights and transfer all or any part of its rights and obligations hereunder or under any Facility Letter to any person by delivering to the Borrower(s) a notice in writing . Such transfer shall take effect as from the effective date as specified in the notice and the Bank shall thereafter be released from such obligations . No assignment or transfer of any right, benefit or obligation in the Facility Letter shall be made by the Borrower(s) in any way . I 0. Pari Passu The Borrower(s), the guarantor( s ) and security provider( s ) (where applicable ) shall ensur e that at al I times the claim s of the Bank under th e facilities rank at least pari passu with the claims of all other unsecured creditors , except for claims preferred by mandatory provisions of law . > ƒ 8 ' N r.,..

Creedon Technologies HK Limited Page 18 of22 6 September 2021 11. Prima facie Any certification or determination by the Bank of a rate or amount under the Facility Letter is, in the absence of manifest error, conclusive evidence of the matters to which it relates . 12. Banking (Exposure Limits) Rules - exposures to connected parties The Banking (Exposure Limits) Rules (Cap . 155 S) and the related regulations in Hong Kong have imposed on the Bank certain limitations on advances to persons related to HSBC Group . In accepting the Facility Letter, the Borrower(s) should, to the best of its (their) knowledge, advise the Bank whether it is in any way related or connected to the HSBC Group . In the absence of such advice, the Bank will assume that the Borrower(s) is not so related or connected . The Bank would also ask, that if the Borrower(s) becomes aware that it (they) becomes so related or connected in future, that the Borrower(s) immediately advises the Bank in writing . You may refer to the reference page for information on whether you may be considered as related or connected to the HSBC Group . 13. Governing Law and Third Party Rights 1. The Facility Letter (including the schedule(s), where applicable), and these terms and conditions shall be governed and construed in accordance with the laws of the Hong Kong Special Administrative Region . 2. The Borrower(s) submits to the non - exclusive jurisdiction of the Hong Kong courts. 3. No person other than the Bank and the Borrower(s) will have any right under the Contracts (Rights of Third Party) Ordinance to enforce or enjoy the benefit of any of the provisions of the terms and conditions of the Facility Letter . 14. Process Agent Without prejudice to any other mode of service allowed under any relevant law, each Borrower (other than a Borrower incorporated in Hong Kong (if the Borrower is a company) and a Borrower who is domiciled in Hong Kong (if the Borrower is an individual)) : (a) irrevocably appoints the company stated after the Borrower's signature below as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with the Facility Letter, security document(s) and /or documentation relating to the facilities ; and (b) agrees that failure by a process agent to notify the relevant Borrower of the process will not invalidate the proceedings concerned. > ƒ ' 0 0 c N .,..

Creedon Technologies HK Limited 6 September 2021

ACCEPTANCE

Please arrange for the **authorised signatories of the Borrower(s)**, in accordance with the terms of the mandate given to the Bank, to sign and return the duplicate copy of the Facility Letter with Appendix to signify the Borrower(s)'s understanding and acceptance of the terms and conditions under which these facilities are granted.

We have shared and discussed with you a risk disclosure document about the demise of or possible changes to certain interest rate benchmarks (such as LIBOR). By signing this letter, you acknowledge that you understand the implications and risks of the changes referred to in the risk disclosure document. We enclose a copy of the risk disclosure document again for your easy reference.

The facilities will remain open for acceptance until the close of business on 27 September 2021 and if not accepted by that date will be deemed to have lapsed.

Yours faithfully

For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited

Joseph Chan
Vice President
kd/llz

Encl

Acceptance and Confirmation

We, Creedon Technologies HK Limited, confirm our acceptance of the offer and all terms and conditions contained above (including the Schedules, Appendix and Terms and Conditions for Facilities attached thereto).

sign + chop (if any)

For and on behalf of
Creedon Technologies HK Limited

Signature ______	Signature ______
Name Mark Creedon Palfreeman	Name ______
Title Director, CEO	Title ______
Date 10/09/2021	Date ______

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Creedon Technologies HK Limited 6 September 2021 Confirmation of Surety(ie ) Nixplay (the Surety(ies)) confirm(s) that by countersigning this letter that their security remains in full force and effect and continues to secure the indebtedness referred to in this letter and all other agreement(s) between the Bank and the Borrower(s) . Furthermore, such liability under the security will not be discharged or affected by the Bank extending, increasing, renewing, or otherwise varying the indebtedness referred to in this letter or any other agreement(s) between the Bank and the Borrower(s) or by any other act, omission or circumstance which might discharge the Sure_ty to any extent. 47'1,,..._ + - (' ( \ ( (_ i1 ,j' t'. ·1 ) For and on behalf of Nixplay Signature Name ¼ (Ag vL folf - a Title fh• A . o c.A'.io / (Eo Page 20 of22 Date .,( o/ o , 'l - i X 'f Signature _ Name _ Title _ Date - - --- --- ---- -

Creedon Technologies HK Limited Page 21 of22 6 September 202 l Reference Page (This is for your reference only and are not intended lo be contractual terms . You may also access the Banking (Exposure Limits) Rules at hltps :/l www . elegislation.gov . hklhk/capl 55S ) The Borrower may be considered as related or connected to the HSBC Group if you/it are/is: a) a director, employee, controller or minority shareholder controller, of a member of the HSBC Group; b) a relative of a director, employee, controller or minority shareholder controller, of a member of the HSBC Group ; c) a firm, partnership or non - listed company in which a member of the HSBC Group or any of the following entities is interested as director, partner, manager or agent : (i) a controller, minority shareholder controller or director of a member of the HSBC Group; (ii) a relative of a controller, minority shareholder controller or director of a member of the HSBC Group; or d) a natural person, firm, partnership or non - listed company to whom a member of the HSBC Group has provided a financial facility if any of the following entities is a guarantor of the facility : (i) a controller, minority shareholder controller or director of a member of the HSBC Group; (ii) a relative of a controller, minority shareholder controller or director of a member of the HSBC Group. Relevant definitions 1) A person has "control" if such person is: (A) an indirect controller, that is, in relation to a company, any person in accordance with whose directions or instructions the directors of the company or of another company of which it is a subsidiary are accustomed to act, or (B) a majority shareholder controller, that is, in relation to a company, any person who, either alone or with any associate or associates, is entitled to exercise, or control the exercise of, more than 50 % of the voting power at any general meeting of the company or of another company of which it is a subsidiary, and "controller" means either an "indirect controller" or a "majority shareholder controller". 2) "employee" includes permanent full time, permanent part - time, fixed - term full time, fixed - term part - time staff and international assignees . 3) "HSBC Group" means HSBC Holdings pie, its subsidiaries, related bodies corporate, associated entities and undertakings and any of their branches and member or office of the HSBC Group shall be construed accordingly .

Creedon Technologies HK Limited 6 September 2021

4) **"minority shareholder controller"** in relation to a company, means any person who, either alone or with any associate or associates, is entitled to exercise, or control the exercise of, I 0% or more, but not more than 50%, of the voting power at any general meeting of the company or of another company of which it is a subsidiary.

5) **"relative"** in relation to a natural person, means the following:

(A) a parent, grandparent or great grandparent;

(B) a step-parent or adoptive parent;

(C) a brother or sister;

(D) the spouse;

(E) if the person is a party to a union of concubinage-the other party of the union;

(F) a cohabitee;

(G) a parent, step-parent or adoptive parent of a spouse;

(H) a brother or sister of a spouse;

(I) a son, step-son, adopted son, daughter, step-daughter or adopted daughter; or

(J) a grandson, granddaughter, great grandson or great granddaughter.

Below QR code & Unique ID is for Bank use only

UniqueID: e5del f56-4c33-4ca6-b3ee-85e7b290665b

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